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                          March 14, 2024

       Jagadeesh Reddy
       Chief Executive Officer
       Mayville Engineering Company, Inc.
       135 South 84th Street, Suite 300
       Milwaukee, Wisconsin 53214

                                                        Re: Mayville
Engineering Company, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed March 7, 2024
                                                            File No. 333-277747

       Dear Jagadeesh Reddy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Russ Ryba